Filed by Guidant Corporation pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: Cook Group Incorporated
Filer’s Commission File No.: 1-13388

GUIDANT CORPORATION
CONFERENCE CALL/WEBCAST
OCTOBER 2, 2002, 11 AM EST

Dana Mead, Jr. - Guidant Corporation — Vice President, Corporate Relations and Policy

Thank you for joining us this morning. As all the of you are aware, the federal court for the Northern District of Illinois issued a ruling yesterday on the remedies associated with its earlier decision in the matter of Cook versus Boston Scientific. Over the next 30 minutes, we will provide comment on the judge’s ruling, our perspective on how we proceed and, as was noted in our press release, how the developments will potentially impact financial guidance. With me today are Ronald Dollens, our President and CEO, Keith Brauer, our Chief Financial Officer, Debra Minott, our General Counsel, and John Capek, President of our Vascular Intervention group. Due to a number of constraints, you can appreciate our reluctance to speculate either on future legal outcomes or on specific business solutions. At this time, I would like to hand the conference over to Ronald Dollens.

Ronald Dollens - Guidant Corporation — President, Chief Executive Officer, and Director

Thank you. What we would like to do is make three observations or clarifications on our legal strategy. I will follow that with an observation in terms of Cook’s operational strategy consistent with that.

First, Cook will appeal the judge’s ruling on the underlying distribution agreement between Cook and Guidant. Cook needed for there to be a final judgment to be issued before they could make that appeal. Obviously that happened yesterday. So, that will go forward.

Second, Cook will also request a stay of the injunction. We believe this action will occur at the appellate court level. In terms of timing, we’re talking about weeks versus months. Why the importance? The importance is because we need a stay of the order or a temporary stay – one of those two will be needed – for our PMA filing in December of this year or January of next year. That will be required for us to have the September launch of our paclitaxel-coated ACHIEVE stent in September 2003, as we have represented in the past.

Third, Guidant will continue to aggressively pursue summary judgment on our declaratory judgment action pertaining to a proposed acquisition of Cook Group. We continue to believe that the transaction is an appropriate mechanism to access the Angiotech license. We believe the order of the court left this opportunity available for Guidant.

Fourth, and parallel to the legal actions, Cook will pursue the required regulatory pathway consistent with the court’s ruling and the Angiotech license to market a paclitaxel-coated stent in the U.S. and Europe. This approach is adjunctive to the legal motion strategy and will utilize an alternative agreement between Cook and Guidant. Remember that the Angiotech license allows Cook to have the right to use, manufacture, and have manufactured paclitaxel-coated stents. The timing in the U.S., and the European launch, under this alternative scenario, would include a one-year delay in the U.S. launch (estimated to move from September 2003 to September 2004 with PMA enrollment as early as this year). Also, Cook would expect to have European commercialization very early in 2003. Guidant’s everolimus program should also follow these by an additional 12 months.

In terms of financial guidance, as you are well aware, our 2002 guidance calls for earnings per share of $2.00-$2.06. In 2003, we established financial guidance at $4+ billion in sales, $2.15-$2.21 earnings per share. Again, the underlying assumption is that we will have an ACHIEVE paclitaxel-coated stent in September of 2003. If there is no stay of the order or reversal on appeal, our 2003 guidance would be in the $1.95-$2.01 earnings per share range on sales of $3.0-$3.2 billion. We think that is a reasonable estimate, and includes a number of underlying assumptions, which we think could be relatively conservative in nature.

Let me state some of those assumptions for you. We would assume in 2003 that if we were not able to get a stay of the order and/or a reversal on appeal – which, again, we do have confidence around – the underlying assumption would be the U.S. stent erosion would be down 45%-50% and average selling prices would be down 20%. We assume in this scenario no drug-eluding stents in Europe, and we assume our business would have flat operating expenses without any substantial erosion. In this projection, we also have a CRM assumption of something just less than 15% growth, which obviously is contrary to what we’re seeing currently.

So, with those observations, we would like to open it up to any questions that you may have....

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Forward-Looking Statements

The material above includes forward-looking statements, including statements about future financial results, product timelines, litigation, and the Cook Group transaction. The statements are based on assumptions about many important factors, including continuing developments in the trial and appellate courts in the Boston Scientific litigation, clinical progress and results, regulatory timelines and approvals, the timing, costs, and benefits associated with the Cook Group acquisition, competitive developments, and other factors identified on Exhibit 99.1 to the company’s most recent 10-Q. Actual results may differ materially. The company does not undertake to update its forward-looking statements.

Additional Information

Guidant intends to mail a proxy statement to its shareholders in connection with the Cook Group transaction. Investors and security-holders of Guidant are urged to read the proxy statement when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the proxy statement at the SEC’s web site at www.sec.gov. A free copy of the proxy statement may also be obtained from Guidant.

In addition to the proxy statement, Guidant files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC’s web site at www.sec.gov. A free copy of these filings may also be obtained from Guidant.

Information concerning participants

Guidant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Guidant’s shareholders in favor of the transaction. Information about the directors and executive officers of Guidant may be found in Guidant’s definitive proxy statement for its 2002 annual meeting of shareholders and in Guidant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.